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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                 0-8489
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 |X| Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                                     CUSIP NUMBER
                                                                                                                037599206
     For Period Ended: September 30, 1996                                                           -----------------------------
                       ---------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________
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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
     DCS. Inc.
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Full Name of Registrant
     Not applicable
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Former Name if Applicable
     3002 North State Highway 83
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Address of Principal Executive Office (Street and Number)
     Franktown, Colorado 80116-0569
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     calendar day following the prescribed due date; and
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                                                                                                     SEC 1344 (6/94)
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
PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      |   Due to a computer systems  malfunction which delayed data  summarization  the Company is awaiting  finalization of certain data and information which will not be complete prior to the due date for the Form 10-KSB

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Frederick G. Beisser                                   (303)                         688-6070
   ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |X| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

          Following  explanation  of operating  results for the twelve  months  ended  September  30, 1996 is based on  accompanying estimated  consolidated  statement of operations for fiscal year 1996. Because estimates are used, the numbers and results may change.

          Revenue of $4,410,492 increase 102 percent over the prior fiscal year as a result of new work received.  The new work is a a positive  consequence of the ongoing  consolidation in the defense arena which has caused prime contractors to outsource more subassemblies as a means of reducing costs of manufacturing.

          Gross profit for fiscal year 1996  represented 19.7 percent of sales versus 18.0 percent in the prior year which contained certain nonmanufacturing costs. Increased manufacturing costs form learning curve and rework on the Company's new products impeded 1996 gross profits.

          General and  administrative  costs were down  slightly  compared to the prior year even though  acquisition  costs in 1996 increased approximately $102,000 over the prior year.

          Other expenses  increased to $529,249  versus the prior year total of $421,826.  The primary cause for the increase during
          1996 was the reserve for  litigation  settlement  expenses  recorded  during the  Company's  third  fiscal  quarter  which anticipated the U.S. Supreme Court's possible denial of certiorari  related to the third terminated  contract for lighting sets.

====================================================================================================================================

                                                              DCX, Inc.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date December 30, 1996                                                       By  /s/ Frederick G. Beisser
                                                                                 ---------------------------------------------
                                                                                 Frederick G. Beisser, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                    DCX, Inc.
                                   (Estimated)
                      Consolidated Statements of Operations

Years Ended September 30                                1996            1995

Net Sales ......................................    $ 4,410,592     $ 2,181,340


Cost of Sales ..................................      3,542,996       1,789,124
                                                    -----------     -----------
Gross Profit on Sales ..........................        867,596         392,216

General & Admin Expenses .......................      1,329,002       1,335,231
                                                    -----------     -----------

Loss from Operations ...........................       (461,406)       (943,015)

Other Income (expense)
     Interest Expense ..........................       (155,757)       (123,428)
     Asset Writedowns ..........................           --          (287,529)
     Forgiveness of Debt .......................         82,826            --
     Other Income ..............................         10,182         (10,869)
     Litigation Settlement and related costs ...       (529,500)           --
                                                    -----------     -----------
Total Other Expenses ...........................       (592,249)       (421,826)
                                                    -----------     -----------
Net Loss .......................................    $(1,053,655)    $(1,364,841)

Net Loss per Share .............................    $      (.25)    $      (.34)
                                                    -----------     -----------
Weighted Average number
shares of common stock outstanding .............      4,287,437       3,969,464
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